NGL ENERGY PARTNERS LP

6120 S. Yale Avenue, Suite 805

Tulsa, Oklahoma 74136

(918) 481-1119

November 21, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Timothy S. Levenberg

Re:                             NGL Energy Partners LP Registration Statement on Form S-3 (File No. 333-214479)

Dear Mr. Levenberg:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, NGL Energy Partners LP (the “Partnership”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-214479) (the “Registration Statement”).  We respectfully request that the Registration Statement become effective as of 3:30 p.m., Washington, D.C. time, on November 23, 2016, or as soon as practicable thereafter.

The Partnership hereby acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

NGL ENERGY PARTNERS LP

By:	NGL ENERGY HOLDINGS LLC,
its general partner

By:	/s/ Robert W. Karlovich III
Robert W. Karlovich III
Executive Vice President and Chief Financial Officer